UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                                 Darrel Cox
                          3101 West Coast Highway
                                 Suite 400
                        Newport Beach, CA 92663-4401
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 31, 2008
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

CUSIP No.  137515 10 2

1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Darrel Cox

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b) _____

3.   SEC Use Only

4.   Source of Funds          OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship              Canadian

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         828,912(See Item 5)
     8.   Shared Voting Power       -0-
     9.   Sole Dispositive Power    828,912(See Item 5)
     10.  Shared Dispositive Power  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     828,912 shares (See Item 5)

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     7.3%(1) (See Item 5)

14.  Type of Reporting Person

     IN

(1) Based on 10,866,866 shares of common stock, par value $.001, outstanding on August 14, 2008, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2008.

Item 1.  Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA 92663-4401

Item 2.    Identity and Background

     (a)  Darrel Cox
     (b)  3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (c)  Vice President of Strategic Accounts
          3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  Canadian

Item 3.  Source and Amount of Funds or Other Consideration

     In February 2008, Mr. Cox was issued 178,912 shares of common stock for accepting appointment as the Vice President of Strategic Accounts. On
July 31, 2008, he received 150,000 shares for continued commitment and service to Issuer.

     In November 2007, Mr. Cox was granted 100,000 options for entering into his employment agreement and 400,000 options for performance incentive.

Item 4.    Purpose of Transaction

     The shares and options were granted as compensation for performance by Mr. Cox. Other than potential issuances of stock and granting of options for performance per his employment agreement, the Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns a total of 828,912 shares representing 7.3%.
     (b) Mr. Cox has sole voting and dispositive power over 828,912 shares, which includes 500,000 shares underlying options.

          Of the shares, 150,000 vest 1/12th every three months and 50,000 shares vest upon change of control with potential merger.

          Of the options, 100,000 vest 1/4th at the end of the one year of employment and 1/48th at the end of each month following the first year for a period of three years; and 400,000 vest based exclusively on the adjusted gross margin delivered by Mr. Cox to the Issuer at the following rate: (1) "X" divided by $1,500,000 times 400,000 options, where "x" is the dollar amount of adjusted gross margin achieved by Mr. Cox's new book of business each quarter commencing on November 12, 2007, or (2) at the 4 year 6 month anniversary of Mr. Cox's employment. The gross margin can be generated from any of the Company's lines of business.

          All calculations for percentages and totals include all of the shares and options as if fully vested.

          Mr. Cox does not share voting or dispositive power for any shares.

     (c) On July 31, 2008, Mr. Cox received 150,000 shares for continued commitment and service to Issuer.
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is made to an Employment Agreement dated November 7, 2007.


Item 7.   Material to Be Filed as Exhibits

     Employment Agreement dated November 7, 2007 (incorporated by reference as Exhibit 10.24 to the Issuer's Form 10-K for the year ended December 31, 2007 (filed April 14, 2008))

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 9, 2008

/s/ Darrel Cox
Darrel Cox


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)